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FEB 13 2023
Washington, DC

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SEC FILE NUMBER
8-67715

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Powder Point Financial, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

61 Ridge Road
(No. and Street)

Marshfield	MA	02050
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marjorie A. Kelly	7812646045	powderpointfinl@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA, LLC
(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct.	Lafayette	IN	47909
(Address)	(City)	(State)	(Zip Code)

02/14/2018	6479
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, MarjorieA.Kelly, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Powder Point Financial LLC, as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Marjorie A. Kelly

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Powder Point Financial, LLC

Report on Audit of Financial Statements

December 31, 2022

THOMAS FAUST, CPA
Certified Public Accountant

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Powder Point Financial, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Powder Point Financial, LLC, as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Powder Point Financial, LLC as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Powder Point Financial, LLC's management. My responsibility is to express an opinion on Powder Point Financial, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Powder Point Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Powder Point Financial, LLC's financial statements. The supplemental information is the responsibility of Powder Point Financial, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
January 30, 2023

POWDER POINT FINANCIAL, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2022

ASSETS	
ASSETS	
Cash	$50,731
Other assets	366
TOTAL ASSETS	**$51,097**
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts Payable	$6,500
TOTAL LIABILITIES	**6,500**
MEMBER'S EQUITY	
Member's Equity	44,597
TOTAL MEMBER'S EQUITY	**44,597**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$51,097**

The accompanying notes are an integral part of these financial statements.

POWDER POINT FINANCIAL, LLC
STATEMENT OF INCOME
FOR YEAR ENDED DECEMBER 31, 2022

REVENUE	
Fees Revenue	$379,456
TOTAL REVENUE	**$379,456**
EXPENSES	
Regulatory Fees	2,295
Professional Fees	6,500
Insurance	1,250
Office Expenses	1,627
TOTAL EXPENSES	**$11,672**
NET INCOME	**$367,784**

The accompanying notes are an integral part of these financial statements.

POWDER POINT FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2022

MEMBER'S EQUITY AT BEGINNING OF YEAR	$ 39,547
Net Income (Loss)	367,784
Member Contributions	-
Member Distributions	362,734
MEMBER'S EQUITY AT END OF YEAR	$ 44,597

The accompanying notes are an integral part of these financial statements.

POWDER POINT FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Net Income	**$367,784**
Adjustments to reconcile net income to	
net cash provided by operating activities	
(Increase) decrease in current assets and liabilities	
Prepaid Expense	**(10)**
Accounts Payable	**100**
Net Cash Provided by Operating Activities	**367,874**
Cash Flows From Investing Activities	
Member Distributions	**(362,734)**
Net Cash Used in Investing Activities	**(362,734)**
NET INCREASE IN CASH	**$5,140**
CASH AT BEGINNING OF YEAR	**$45,591**
CASH AT END OF YEAR	**$50,731**
CASH PAID DURING THE YEAR FOR:	
Income Taxes	$ -
Interest	-

The accompanying notes are an integral part of these financial statements.

POWDER POINT FINANCIAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Powder Point Financial, LLC (the Firm) was formed in February of 2007 as a limited liability company under the laws of the State of Massachusetts. As such, the owner (the Member) is not liable for the debts of the Firm. The Firm is a registered broker-dealer located in Marshfield, Massachusetts.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2022.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may exceed FDIC insured limits. At no time in 2022 did these balances exceed FDIC insured limits.

e. Revenue Recognition—Fee revenue includes recurring consulting fees that are paid during the engagement, and success fees earned on completed placement transactions. Consulting fees are recognized at the time of services performed and success fees when the engagement is completed.

On May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with this pronouncement by recognizing revenue in accordance with the five components of the pronouncement:

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize the revenue when the performance obligation is met

NOTE 2: CONCENTRATIONS The Firm's revenues may be derived from retainer fees and finder's fees for identifying and introducing qualified investors to various investment advisors, limited partnerships and other similar entities. The Firm's revenues may also be derived from retainers for marketing efforts on behalf of investment advisors. These marketing efforts may include identification of asset class market trends; identification of strategic seminars and conferences for investment advisors to attend/sponsor/speak; and identification of targeted markets for investment. Revenues can be concentrated to a small number of customers.

NOTE 3: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2022, net capital as defined by the rules, equaled $44,231. The ratio of aggregate indebtedness to net capital was 14.70%. Net capital in excess of the minimum required was $39,231.

NOTE 4: INCOME TAXES

The Firm has elected to be treated as a Limited Liability Company under the Internal Revenue Code, having the Firm's income treated for federal income tax purposes substantially the same as if the Firm were a partnership. The Member's respective equitable shares in the net income of the Firm are reportable on the individual's tax return. Accordingly, the financial statements reflect no provisions or liability for federal income taxes.

Accounting principles generally accepted in the United States of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2022.

The firm's federal and state income tax returns for 2017 through 2022 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of

FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2022. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at December 31, 2022. They concluded that there were no commitment or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 8: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm on the financial statements which is the date they were available to be issued. Management has concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

POWDER POINT FINANCIAL, LLC
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2022

COMPUTATION OF NET CAPITAL	
Total Ownership equity from Statement of Financial Condition	$44,597
less nonallowable assets from statement of financial condition	366
Net capital before haircuts on securities positions	44,231
Haircuts on securities positions	-
NET CAPITAL	$44,231
Aggregate Indebtedness	$6,500
Net Capital Required based on aggregate indebtedness (6-2/3%)	433
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum dollar net capital requirement of reporting broker dealer	5,000
Excess Net Capital	$39,231
COMPUTATION OF AGGREGATE INDEBTEDNESS	
(A) - 10% of total aggregate indebtedness	$650
(B) - 120% of minimum net capital requirement	$6,000
Net Capital less the greater of (A) or (B)	$38,231
Percentage of Aggregate Indebtedness to Net Capital	14.70%

FOCUS PART IIA RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2022, there were no material differences between audited net capital above and net capital as reported on Part II of the Firm's most recently filed FOCUS report.

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Powder Point Financial, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Powder Point Financial, LLC, (the Firm) did not claim an exemption under paragraph (k) of 17 C.F.R. §240. 15c3-3, and (2) The Firm is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Firm limits its business activities exclusively to selling tax shelters or limited partnerships in primary distributions; primary placements of securities; and real estate syndications. In addition, the Firm did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Powder Point Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about The Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Firm's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
January 30, 2023

Powder Point Financial LLC
61 Ridge Road
Marshfield, MA 02050
powderpointfinl@gmail.com
781-264-6045
FAX: 781-319-2104

January 2, 2023

SEC

Dear Sir/Madam:

Powder Point Financial, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) Powder Point Financial, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) Powder Point Financial, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Powder Point Financial, LLC limits its business activities exclusively to selling tax shelters or limited partnerships in primary distributions; primary placements of securities; and real estate syndications, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Powder Point Financial LLC has met this exemption provision throughout the most recent fiscal year ended December 31, 2022 without exception. I swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Very truly yours,

Marjorie A. Kelly
Marjorie A. Kelly
President